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MAR 0 3 2017

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17009968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL GUARDIAN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 E Morehead St Ste 405
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Karaffa (804) 363-9684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

200 East Broad St (Address) Greenville (City) SC (State) 29601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Karaffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Guardian, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PARA DARNELL SMITH
NOTARY PUBLIC
REGISTRATION # 7525140
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
AUGUST 31, 2020

Signature

CFO

Title

Para Darnell Smith

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Guardian, LLC

Report on Financial Statements

For the Year Ended December 31, 2016
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

Table of Contents

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

The Members
Capital Guardian, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Capital Guardian, LLC (the Company) as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has entered into discussions with its clearing firm based on the clearing firm's acceleration of the termination of the current clearing agreement between the parties. Specified within the clearing agreement are termination fees that, if enforced, would create significant challenges for the Company. Management's plans in regard to these matters are discussed in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Elliott Davis Decosimo, PLLC

Greenville, South Carolina
March 1, 2017

CAPITAL GUARDIAN, LLC
Statement of Financial Condition
December 31, 2016

	2016
Assets	
Cash and cash equivalents:	
Interest-bearing deposits	$ 101,763
Non-interest bearing deposits	30,878
Deposit with clearing firm	250,000
Commission receivable	58,381
Due from related party	105,421
Other assets	3,082
Total assets	$ 549,525
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 114,156
Commissions payable	156,497
Other liabilities	40,000
Total liabilities	310,653
Member's Equity	
Contributed capital - 100 units authorized, issued and outstanding	7,177,870
Accumulated deficit	(6,938,998)
Total member's equity	238,872
Total liabilities and member's equity	$ 549,525

The accompanying notes are an integral part of this financial statement

Note 1 – Summary of Significant Accounting Policies and Activities

Business Activity and Regulation

On January 20, 2015, Northern Star Capital Holdings acquired the outstanding equity of Capital Guardian Holding, LLC (the "Company") in a transaction that was approved by the Financial Industry Regulatory Authority ("FINRA") in August 2015.

The Company, a wholly owned subsidiary of Capital Guardian Holding, LLC, is a registered broker/dealer licensed in all 50 states, the District of Columbia and Puerto Rico, and is a member of the FINRA, a self-regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD"). The Company began operations as a registered broker/dealer on May 31, 2006. Prior to its approval with NASD on April 6, 2006, the Company was functioning as a branch office of Raymond James Financial Services, a securities broker/dealer.

The Company is an introducing broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

Since May 2006, the Company has operated as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date". The firm also realized interest income of $122,990 during 2016, primarily on the fixed income securities held during the first half of the year.

Income Taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the member's individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements. Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies and Activities, continued

Litigation

In the normal course of business, the Company is involved in various legal proceedings. Management believes that the ultimate resolution of these proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

Note 2 – General

Pershing, the Company's clearing firm, and the Company have entered into discussions relating to a termination of the current clearing agreement between the parties. The potential financial implications of a termination of the clearing agreement are unknown at this time. Specified within the clearing agreement are termination fees that, if enforced, would create significant challenges for the Company.

The financial statements have been prepared on a going concern basis, because it is the Company's belief that Pershing will not enforce these termination provisions, as the Company is actively pursuing alternative solutions proposed to the Company by the clearing firm. Additionally, the holding company has undertaken to provide continuing financial support to the entity to enable the entity to pay its debts as and when they fall due.

Note 3 – Related Party Transactions

The Company pays management fees for payroll processing and investment advisory services to a company related through common ownership, pursuant to a service agreement entered into during 2006. Expenses are shared based on the allocation of apportioned revenues and direct expense allocation for specific charges.

For the year ended December 31, 2016, the expenses incurred related to this agreement were $2,029,820. Expenses incurred relating to rent were $80,899, regarding labor were $1,261,028, and relating to other expenses were $687,893.

Note 4 – Deposit and Accounts with Clearing Firm and Margin Account Borrowings

The Company clears all amounts of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company. As of December 31, 2016, the Company has $250,000 on deposit with the clearing firm.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2016, the Company's net capital was $109,531 which was $104,531 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.84 to 1.

Note 6 – Sources of Funds for Future Operations

The Company and its parent company, Capital Guardian Holding, LLC have cash of $132,641 and $76,363, respectively. In addition, Capital Guardian Holding, LLC's owner, Northern Star Capital Holdings, believes it has sufficient funds to support operations of the Company as needed during 2017.

Note 7 – Off-Statement of Financial Condition and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 – Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued.

Pershing, the Company's clearing firm, and the Company have entered into discussions relating to a termination of the current clearing agreement between the parties. The potential financial implications of a termination of the clearing agreement are unknown at this time. See Note 2 for more information.